May 19, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Coy Garrison, Staff Attorney Eric McPhee, Senior Staff Accountant

Re:	ETRE Residential, LLC
Withdrawal of Registration Statement on Form S-11
Filed on September 22, 2015
File No. 333-207069

Ladies and Gentlemen:

On behalf of ETRE Residential, LLC, a Delaware limited liability company (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-11, together with all exhibits and amendments thereto (File No. 333-207069), as originally confidentially submitted by the Company to the Securities and Exchange Commission (the “Commission”) on June 1, 2015, confidentially amended on July 27, 2015, filed with the Commission on September 22, 2015, and most recently amended on October 30, 2015 (the “Registration Statement”), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Should you have any questions regarding this matter, please contact Paul Frischer at (203) 609-5101 or, in his absence, Jesse Stein at (347) 585-3793.

Very truly yours, ETRE RESIDENTIAL, LLC

By: /s/ Paul Frischer
Paul Frischer
President and Chief Executive Officer